Exhibit 99.1

RLX Technology Announces Unaudited Second Quarter 2021 Financial Results

BEIJING, August 20, 2021 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Net revenues were RMB2,541.4 million (US$393.6 million), representing an increase of 6.0% from RMB2,398.5 million in the first quarter of 2021.

•	Gross margin was 45.1%, compared to 46.0% in the first quarter of 2021.

•	U.S. GAAP net income was RMB824.3 million (US$127.7 million), compared with U.S. GAAP net loss of RMB267.0 million in the first quarter of 2021.

•	Non-GAAP net income[1] was RMB651.8 million (US$100.9 million), representing an increase of 6.8% from RMB610.5 million in the first quarter of 2021.

“In the second quarter of 2021, our business continued to develop as we increased our efforts to further improve underage protection and product safety,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology. “With our strategic focus on technology investment and brand building, we strive to make RELX a trusted brand for adult smokers with state-of-the-art products, industry-leading technologies and scientific advances. Going forward, we will further enhance investments in scientific research, strengthen our distribution and retail network, and improve our supply chain and production capabilities, to create more value for our users and shareholders alike.”

Second Quarter 2021 Unaudited Financial Results

Net revenues increased by 6.0% to RMB2,541.4 million (US$393.6 million) in the second quarter of 2021 from RMB2,398.5 million in the first quarter of 2021. The increase was primarily due to an increase in net revenues from sales to offline distributors, which was mainly attributable to the expansion of the Company’s distribution and retail network. The Company believes that the slowdown in Q2 quarterly sequential revenue growth was primarily due to external factors including the negative publicity on the e-vapor industry in the latter half of the second quarter, coupled with the fact that the draft new rules announced on March 22, 2021 had not been formally confirmed and no new implementation details had been revealed, which had an adverse impact on our sales. Impacts from such external factors, along with recent extreme weather in several provinces of China and tightened social restrictions on a national level due to delta outbreaks, may persist after the second quarter and be difficult to predict.

Gross profit increased by 3.8% to RMB1,146.5 million (US$177.6 million) in the second quarter of 2021 from RMB1,104.1 million in the first quarter of 2021.

Gross margin was 45.1% in the second quarter of 2021, compared to 46.0% in the first quarter of 2021.

Operating expenses were RMB167.2 million (US$25.9 million) in the second quarter of 2021, representing a decrease of 86.3% from RMB1,216.0 million in the first quarter of 2021. The significant decrease in operating expenses was primarily due to the recognition of share-based compensation expenses of positive RMB172.5 million (US$26.7 million), consisting of (i) share-based compensation expenses of positive RMB51.5 million (US$8.0 million) recognized in selling expenses, (ii) share-based compensation expenses of positive RMB41.4 million (US$6.4 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB79.7 million (US$12.3 million) recognized in research and development expenses. The significant fluctuations in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the significant fluctuations of the share price of the Company.

1 Non-GAAP net (loss)/income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Selling expenses decreased by 56.8% to RMB126.0 million (US$19.5 million) in the second quarter of 2021 from RMB291.5 million in the first quarter of 2021. The decrease was mainly driven by (i) the fluctuation of share-based compensation expenses, and (ii) a decrease in salaries and welfare benefits, partially offset by an increase in branding material expenses.

General and administrative expenses decreased by 93.5% to RMB46.1 million (US$7.1 million) in the second quarter of 2021 from RMB712.8 million in the first quarter of 2021. The decrease was mainly driven by (i) the fluctuation of the share-based compensation expenses, and (ii) a decrease in salaries and welfare benefits, partially offset by an increase in legal and other consulting fees.

Research and development expenses decreased by 102.3% to positive RMB4.9 million (US$0.8 million) in the second quarter of 2021 from RMB211.6 million in the first quarter of 2021. The decrease was mainly driven by (i) the fluctuation of the share-based compensation expenses, (ii) a decrease in salaries and welfare benefits, partially offset by an increase in depreciation and amortization expenses.

Income from operations was RMB979.3 million (US$151.7 million) in the second quarter of 2021, compared with loss from operations of RMB111.9 million in the first quarter of 2021.

Income tax expense was RMB204.2 million (US$31.6 million) in the second quarter of 2021, compared with RMB176.3 million in the first quarter of 2021. The increase was primarily due to an increase in taxable income.

U.S. GAAP net income was RMB824.3 million (US$127.7 million) in the second quarter of 2021, compared with U.S. GAAP net loss of RMB267.0 million in the first quarter of 2021.

Non-GAAP net income was RMB651.8 million (US$100.9 million) in the second quarter of 2021, representing an increase of 6.8% from RMB610.5 million in the first quarter of 2021.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.595 (US$0.092) and RMB0.591 (US$0.092), respectively, in the second quarter of 2021, compared to U.S. GAAP basic and diluted net loss per ADS of both RMB0.174 in the first quarter of 2021.

Non-GAAP basic and diluted net income per ADS2 were RMB0.470 (US$0.073) and RMB0.467 (US$0.072), respectively, in the second quarter of 2021, compared to non-GAAP basic and diluted net income per ADS of both RMB0.398 in the first quarter of 2021.

Balance Sheet

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, short-term investments and long-term bank deposits of RMB14,880.8 million (US$2,304.7 million), compared to RMB14,437.8 million as of March 31, 2021. As of June 30, 2021, approximately US$1,642.9 million (RMB10,610.1 million) was denominated in U.S. dollars.

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 20, 2021 (8:00 P.M. Beijing/Hong Kong Time on August 20, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	3064741

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 27, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10159403

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and "branded store plus" retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses Non-GAAP net income and Non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income and the same number of ADSs used in U.S. GAAP basic and diluted net income/(loss) per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss). The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of
	December 31	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,113,988	6,525,659	1,010,696
Restricted cash	340,813	500	77
Short-term bank deposits	493,282	2,300,950	356,372
Receivables from online payment platforms	862	2,706	419
Short-term investments	1,473,349	3,547,674	549,465
Accounts and notes receivable	20,089	22,794	3,530
Inventories, net	329,123	649,707	100,627
Amounts due from related parties	21,006	5,027	779
Prepayments and other current assets	74,383	316,623	49,039
Total current assets	3,866,895	13,371,640	2,071,004
Non-current assets:
Property, equipment and leasehold improvement, net	74,500	120,748	18,701
Intangible assets, net	5,393	6,816	1,056
Long-term investments	4,000	12,000	1,859
Deferred tax assets	6,000	815	126
Right-of-use assets, net	91,743	101,857	15,776
Long-term bank deposits	-	2,506,002	388,130
Other non-current assets	11,354	25,099	3,887
Total non-current assets	192,990	2,773,337	429,535
Total assets	4,059,885	16,144,977	2,500,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	1,459,782	2,177,407	337,237
Contract liabilities	320,434	118,093	18,290
Salary and welfare benefits payable	179,558	321,837	49,846
Taxes payable	363,644	357,494	55,369
Accrued expenses and other current liabilities	116,929	263,771	40,853
Amounts due to related parties	11,174	-	-
Lease liabilities - current portion	45,073	54,751	8,480
Total current liabilities	2,496,594	3,293,353	510,075

Non-current liabilities:
Deferred tax liabilities	5,210	5,210	807
Lease liabilities - non-current portion	49,448	49,824	7,717
Total non-current liabilities	54,658	55,034	8,524
Total liabilities	2,551,252	3,348,387	518,599

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,436,815,570 shares issued and outstanding as of December 31, 2020; 1,570,790,570 shares issued and 1,345,854,800 shares outstanding as of June 30, 2021)	94	103	16
Additional paid in capital	1,589,857	12,329,779	1,909,640
Statutory reserves	1,000	1,000	155
(Accumulated deficit)/retained earnings	(81,640)	475,635	73,666
Accumulated other comprehensive loss	(678)	(9,927)	(1,537)
Total shareholders’ equity	1,508,633	12,796,590	1,981,940
Total liabilities and shareholders’ equity	4,059,885	16,144,977	2,500,539

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	712,500	2,398,496	2,541,402	393,613	1,081,102	4,939,898	765,093
Cost of revenues	(450,069)	(1,294,423)	(1,394,916)	(216,045)	(685,221)	(2,689,339)	(416,526)
Gross profit	262,431	1,104,073	1,146,486	177,568	395,881	2,250,559	348,567

Operating expenses:
Selling expenses	(85,756)	(291,535)	(126,005)	(19,516)	(159,821)	(417,540)	(64,669)
General and administrative expenses	(36,426)	(712,814)	(46,056)	(7,133)	(70,111)	(758,870)	(117,534)
Research and development expenses	(27,573)	(211,634)	4,911	761	(51,850)	(206,723)	(32,017)
Total operating expenses	(149,755)	(1,215,983)	(167,150)	(25,888)	(281,782)	(1,383,133)	(214,220)

Income/(loss) from operations	112,676	(111,910)	979,336	151,680	114,099	867,426	134,347

Other income/(expense):
Interest income, net	8,835	9,414	16,069	2,489	13,487	25,483	3,947
Investment income	1,367	14,927	23,868	3,697	2,889	38,795	6,009
Others, net	315	(3,167)	9,185	1,423	12,954	6,018	932
Income/(loss) before income tax	123,193	(90,736)	1,028,458	159,289	143,429	937,722	145,235
Income tax expense	(34,482)	(176,293)	(204,154)	(31,619)	(42,619)	(380,447)	(58,924)
Net income/(loss)	88,711	(267,029)	824,304	127,670	100,810	557,275	86,311

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(209)	175,523	(184,772)	(28,618)	513	(9,249)	(1,432)
Total other comprehensive (loss)/income	(209)	175,523	(184,772)	(28,618)	513	(9,249)	(1,432)
Total comprehensive income/(loss)	88,502	(91,506)	639,532	99,052	101,323	548,026	84,879

Net income/(loss) per ordinary share/ADS
- Basic	0.062	(0.174)	0.595	0.092	0.070	0.382	0.059
- Diluted	0.062	(0.174)	0.591	0.092	0.070	0.381	0.059

Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,532,086,681	1,385,410,036	1,385,410,036	1,436,815,570	1,457,602,981	1,457,602,981
- Diluted	1,436,815,570	1,532,086,681	1,394,565,595	1,394,565,595	1,436,815,570	1,462,159,428	1,462,159,428

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	88,711	(267,029)	824,304	127,670	100,810	557,275	86,311
Add: share-based compensation expenses
Selling expenses	5,669	120,703	(51,473)	(7,972)	9,295	69,230	10,722
General and administrative expenses	6,553	618,493	(41,404)	(6,413)	11,475	577,089	89,380
Research and development expenses	8,816	138,313	(79,666)	(12,339)	14,071	58,647	9,083
Non-GAAP net income	109,749	610,480	651,761	100,946	135,651	1,262,241	195,496

Non-GAAP net income per ordinary share/ADS
- Basic	0.076	0.398	0.470	0.073	0.094	0.866	0.134
- Diluted	0.076	0.398	0.467	0.072	0.094	0.863	0.134
Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,532,086,681	1,385,410,036	1,385,410,036	1,436,815,570	1,457,602,981	1,457,602,981
- Diluted	1,436,815,570	1,532,086,681	1,394,565,595	1,394,565,595	1,436,815,570	1,462,159,428	1,462,159,428

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	570,525	827,565	649,441	100,585	500,434	1,477,006	228,759
Net cash used in investing activities	(829,091)	(2,814,247)	(3,620,360)	(560,722)	(1,896,193)	(6,434,607)	(996,594)
Net cash generated from/(used in) financing activities	234,948	10,037,422	(6,174)	(956)	1,051,268	10,031,248	1,553,642
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	6,425	144,226	(146,515)	(22,692)	14,090	(2,289)	(355)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(17,193)	8,194,966	(3,123,608)	(483,785)	(330,401)	5,071,358	785,452
Cash, cash equivalents and restricted cash at the beginning of the period	170,884	1,454,801	9,649,767	1,494,558	484,092	1,454,801	225,321
Cash, cash equivalents and restricted cash at the end of the period	153,691	9,649,767	6,526,159	1,010,773	153,691	6,526,159	1,010,773